ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 15, 2014	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds II (Registration Nos. 33-43089 and 811-06431)

Dear Ms. Dubey:

I am writing on behalf of AMG Funds II (formerly Managers Trust II) (the “Trust”) to respond to the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 57 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 27, 2014, relating to AMG GW&K Enhanced Core Bond Fund (the “Enhanced Core Bond Fund”) and AMG Managers Short Duration Government Fund (the “Short Duration Government Fund”) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments.

On April 8, 2014, Anu Dubey of the Staff provided oral comments to Maureen A. Meredith of Ropes & Gray LLP, counsel to the Trust, regarding Post-Effective Amendment No. 57 to the Registration Statement. Responses to the Staff’s comments were provided supplementally via EDGAR correspondence on April 25, 2014. Ms. Dubey provided additional oral comments to Maureen A. Meredith on April 29, 2014. The Staff’s additional comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (each, a “Prospectus” and collectively, the “Prospectuses”).

Short Duration Government Fund Prospectus

1.     Comment: Please confirm supplementally that the average portfolio duration of the Short Duration Government Fund will not exceed three years.

Response: The Trust confirms that, under normal market conditions, the average portfolio duration of the Short Duration Government Fund will not exceed three years. As suggested by the Fund’s Prospectus, the Fund’s average duration typically will range from four to six months.

Enhanced Core Bond Fund Prospectus

2.     Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” footnote 2 to the Annual Fund Operating Expenses table provides as follows: “The contractual expense limitation may only be terminated in the event the Investment Manager ceases to be the investment manager of the Fund or by mutual agreement between the Investment Manager and the Managers Trust II Board of Trustees; provided, however, that no such termination shall affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination.” Please explain supplementally the basis for the AMG Funds II Board of Trustees’ (the “Board” or the “Trustees”) belief that this recoupment obligation is appropriate and in the best interests of shareholders if the Investment Manager no longer serves as the Fund’s investment manager.

Response: The Trust respectfully submits that the Fund’s Expense Limitation and Recoupment Agreement is appropriate and in the best interests of Fund shareholders. The Expense Limitation and Recoupment Agreement is advantageous to shareholders because it caps the total annual operating expenses of the Fund, regardless of when economies of scale are achieved, if at all. If the Investment Manager could not continue to recoup amounts previously paid, waived or reimbursed in the event the Trustees terminated the investment advisory agreement, the Investment Manager would be disincentivized from entering into an expense limitation arrangement with the Trust in the first instance. The Trust further notes that any recoupment payments would be made in consideration for services rendered while the Investment Manager served as the Fund’s investment manager. Therefore, the Trust believes it is reasonable for the Board of the Trust to conclude that the Expense Limitation and Recoupment Agreement as a whole, including the recoupment obligation, is appropriate and in the best interests of Fund shareholders. Nevertheless, the Trust confirms that any future expense limitation and recoupment agreement that the Trust enters into for the Fund will remove the proviso that a termination of the agreement shall not affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination in light of the Staff’s view that expenses cannot be recouped in such a situation, although it is expected that the agreement will separately address successor advisors and Fund mergers with respect to recoupment.

Statement of Additional Information

3.     Comment: The Staff notes that the section entitled “Additional Investment Policies – Mortgage-Related Securities” states that: “In the case of privately issued mortgage-related and asset-backed securities, the Enhanced Core Bond Fund takes the position that such instruments do not represent interests in any particular industry or group of industries.” The Staff reiterates its position that, for purposes of a Fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries. Please re-consider revising the disclosure quoted above in light of the Staff’s position.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other SEC guidance thereunder. The Trust refers the Staff to its response to Comment 24 in the comment response letter filed as EDGAR correspondence on April 25, 2014. Nevertheless, the Trust confirms that it will re-consider its position going forward. The Trust and the Funds are part of the AMG Funds Complex, which, as of April 30, 2014, consisted of 41 funds in four trusts, and it is important to review the Funds’ practices in the context of the broader complex.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Caren Cunningham, Esq.

Michael Ponder, Esq.

Gregory C. Davis, Esq.